INVEST IN **CODAWORX**

Marketplace for the Public Art Industry



CODA WORX
Marketplace for the Public Art Industry
Connecting business sectors within a global and growing industry

codaworx.com Madison WI

LEAD INVESTOR



Phil C Ouellette

I'm excited to invest in this crowdfunding round for CODAworx. After having had a front row seat with Toni and her passionate team since it all began a decade ago, I couldn't be more optimistic about the future of the company. What I love is the huge vision Toni has for this space she knows so well. That vision is to bring a highly fragmented industry of creators, buyers, and the various suppliers together into a community of people collaborating to create beautiful public spaces through a worldwide marketplace. Big visions such as this take time, patience, skill, and passion to pull off. With 10 years of growth at its back and an ever-growing commitment to make art an integral component in public and commercial projects, CODAworx is poised to be the premier thought leader and player in this expanding worldwide market. And new revenue opportunities in live events, digital art (NFTs) and mining their incredible wealth of accumulated data are just the tip of the growth iceberg. It's a big reason I'm bullish on the future of CODAworx.

Invested $5,000 this round

Highlights

1. Poised to exploit its database of over $4 billion in public art projects to accelerate growth
2. Led by a seasoned entrepreneur who raised $52 million in VC investments for previous businesses
3. CODAsummit - industry's largest gathering - drove 5X growth in event revenue 2018-2022.
4. Launched CODAMADE joint venture to bring NFTs to the public art industry
5. Strategic industry sponsorships: Panasonic, Barco, Epson, SNA Displays, Adobe
6. Strategic industry partnerships with Interior Design magazine and Architects Foundation

Our Team



Toni Sikes CEO and Founder

Extensive experience as an entrepreneur, worked in VC and investment banking, and founded four companies; Spent her career developing companies that market the work of artists through sourcebook directories, eCommerce/catalogs, software and NFTs.



Suzanne Ball Director of Art Partnerships

Veteran business development professional, Suzanne aligns corporate clients with branding opportunities. She also directs RFP programs and services, facilitating artist calls and working with commissioners through the commissioning process.



Sally Kraus Director of Member Services

Formerly a television commercial producer, Sally has spent the last 20 years working closely with artists and other creative professionals, helping them develop their careers. She directs all aspects of the company's membership program.



Matt Peterson Strategic Advisor

Has led businesses delivering digital tools and services to creative professionals ranging from design engineers to architects to VFX artists. Founded a company to deliver business information



and services to an emerging industry.



Jenifer Wetterau Content Manager

Experienced marketer with a background in the art, music, and entertainment industries, specializing in all things digital including project management, content creation, community management, email marketing, and creative direction.



Sebastian Norback Office Manager

Painter and fitness enthusiast. Sebastian runs the CODAworx RFP Opportunity page, and has years of project management and arts administration experience.



Kristian Petrov Iliev Marketing Manager

An ardent art advocate fluent in Bulgarian. As an author, creative, and the former Assistant Director of Marketing at Rotowire, he has experience and expertise in different entertainment industries. His 2017 debut album charted on two Billboard charts.



Matthew Bowden Design Manager

Specializing in graphic design, content production and user experience design, spearheads platform improvements as well as the Publication of CODAworx's weekly newsletter sharing job opportunities to thousands of industry members

---

What is Public Art?

Public art is creative placemaking — artwork projects that enliven and transform spaces — and connect communities, people, places, and economic opportunities.



Good Fences Make Good Neighbors by UAP, New York

Stationary Figures by Mayer of Munich, New York

Sky's the Limit by Michael Hayden, Chicago

Public Art is Everywhere

Public artworks are the creative heart of the Experience Economy



Sea Change by Jill Anholt, Vancouver

New Haven Botanical Garden of Healing by Svigals + Partners, Connecticut

Public art is a collaborative process. We work together and take responsibility for the spaces where we live and work.


It takes an industry to create a masterpiece:
Sculpture: Havre
Commissioned by McGill University Health Centre
Artist: Linda Covit
Location: Montreal, CA
Budget: $750,000
Collaborative Team
Lighting Consultant: Jean Laurin
Fabricator: Michel Bernier
Installation: Claude Bernard, Formaviva
Construction: NCK Engineers
Lighting: Blue Hour Designs
Technical Renderings: Plan UB Architects
Structural Engineers: Nicolet, Chartrand, Knoll Ltée
Plus Site Architects, Landscape Architects, and Electricians

CODAworx is at the heart of this industry with our events, proprietary software products, publications, and services.

Multiple Business Sectors are Involved in Large-Scale Commissions

Every creative professional is important, because creating large, complex artwork projects require multiple players. We know and value them all.



Commissioner: University Hospital, San Antonio
Artist: Ansen Seale
Artist
Glass Fabrication
LED Technology
Acoustical Engineer
Installation

Public Art Cycle

From the commissioner to the installer, it takes many collaborators to complete a large-scale artwork project



NEW COMMISSION
BUSINESS SOLUTIONS
MATERIALS + SUPPLIES
FLOORING SOLUTIONS
LIGHTING SOLUTIONS
ENGINEERING
FOUNDRIES + FABRICATION
TECHNOLOGY SOLUTIONS
EXPERIENTIAL SERVICES
VIDEO SERVICES
INSTALLATION
GLASS FABRICATION + MANUFACTURING
FINISHED ARTWORK

The CODAworx RFP software and services connects organizations and companies seeking experienced artists for public art projects. Our staff has unmatched industry knowledge of the commissioned art process, and we sponsor and distribute the most comprehensive list of commission opportunities.



All Open RFPs
RFPs - New This Week
CODA worx
BREAKING NEWS:
New commissioned art opportunity worth up to $400,000
Commission Name: High School Roundabout RFC- Carmel, IN
Budget: Max of $400,000
Commissioning Entity: City of Carmel
City, State, Country: Carmel, Indiana, USA
Geographic Eligibility: No Geographic Restrictions on Eligibility
LEARN MORE TO APPLY!
VIEW RFP >>
Call to Artists: Spring Training Stadium Art- Surprise, AZ
Percent for Art Call for Artists Olney Recreation Center- Philadelphia, PA
CALL FOR ART: ROELAND PARK GATEWAY PROJECT Roe Boulevard- Roeland Park, Kansas
CALL TO ARTISTS: (RFP) Winter Nights City Lights 2022- Pickering, Ontario, Canada
Utah Public Art – University of Utah Applied Sciences Facility
University of Nebraska, Durham Science Center

The public art industry is large, dynamic, and growing exponentially every year. This growth is being fueled by the experience economy - as we all seek out public

engagement that is safe, joyful, and provides memorable experiences.

All of the players come together on the CODAworx platform — fostering connections that lead to transactions


PUBLIC ART AGENCY
ART CONSULTANT
CORPORATE NEEDS
ARCHITECT DESIGNER
REAL ESTATE DEVELOPER
COMMISSIONERS
ARTIST
CODA worx
TOURISM ENDEAVORS
CREATIVES
FABRICATOR
ECONOMIC DEVELOPMENTS
TECHNOLOGY COMPANY
LIGHTING COMPANY
ENGINEER
MEDIA SERVICES
Fueled by new money driving industry growth

New players are investing in public art. Economic development agencies are seeking to drive tourism. Real estate developers are using public art to differentiate their commercial and residential projects. Businesses are using public art to enhance their brands and elevate employee retention.

All of this is driving growth of the public art industry and the growth of CODAworx


Growth Highlights
2022 vs 2021
79% growth in revenue
112% growth in events revenue driven by corporate sponsorships
30% growth in total projects published
19% growth in web traffic
65% growth in RFPs listed on CODAworx
As of end of Q1 2023
9,208 projects posted on CODAworx
$4,046,714,921 USD in total project value on CODAworx
15,993 registered members
Over 17 million impressions and 435,000 engagements on social media

---

CODAworx is Seeking New Investment to Leverage Two Existing Assets

- Development of data products and services for the industry
- Expansion of the lucrative CODAsummit event model

CODAworx Project Library

A huge data asset in which members post projects online, each with 12 data points


The CODAworx Project Library
728px x 90px Leaderboard Ad
9,208
Projects posted



$4 Billion+
Value of Projects,
+ multiplier effect!

Searchable by:
- Types of Artwork
- Budget
- Artist Commissioned
- Commissioning Agent
- Purpose/Theme
- Location of Project

With data collected from 9,000+ projects in 93 countries, CODAworx has amassed a dataset about the public art industry that has greater depth and breadth than any other source to our knowledge.

THIS IS WHAT WE KNOW:

1. **Who Buys** — We know **who the most active buyers** are, where they are **located** and the types of facilities they are buying for.
2. **What Sells** — We know **when** art sells. We know the **type** of art that is commissioned. We know **where** it is installed.
3. **Who Collaborates** — We know who the **artists** are. We know who the **buyers** are. We know who the **fabricators** are. We know who the **architects** are.
4. **What it Costs** — We know the **budgets**.

We are creating a data warehouse with valuable industry information for all stakeholders

- Commissioners need data to justify more commission $$$
- Artists need data to understand where the $$$ are flowing
- Fabricators and service providers need data to understand customers and industry trends
- Major technology companies need data they have come to expect from growth industries
- THE WORLD needs to understand the size, strength and growth potential of the public art industry

Data can influence decisions to commission public art - our information products will be a valuable resource to multiple segments and make the case that public art is a powerful economic driver.


CODA
worx
FLOW by Nohlab - Istanbul, Turkey

How We Will Deliver the Data

Create products to serve a wide range of industry players

Annual survey to demonstrate a **bankable, growing industry**

Online access to **data and research** for upgraded members, driving increased membership revenue

Business information and case studies for corporate and

government customer segments (e.g. healthcare, real estate development, tourism, city planning)

Business information sold through segment partners (e.g., trade associations and publications in commissioning segments)

Research sold to business information aggregators (e.g., Bloomberg, McKinsey, construction industry data aggregators)

Next steps:
Invest in technology and people

- **Proof-of-concept project** using Chat AI to mine insights and trends from Project Library already underway with technology partner
- IT infrastructure for **data warehouse** planned and budgeted
- Initial **products/services** budgeted and revenue projected
- **Fill talent needs**: technical, content creation, marketing

Leveraging The Leading Industry Conference

The annual CODAsummit conference has proven itself as the premier conference focused on revolutionary individuals and exciting developments in art and technology.

ATTENDANCE REVENUE:


2021 - 2022
30% increase
2022 - 2023
29% increase projected*

SPONSORSHIP REVENUE:


2021 - 2022
48% increase
2022 - 2023
42% increase projected*

*These charts contain forward looking statements which cannot be guaranteed.

Next steps:
More conferences expand the circle of experience

- **2024 Spring conference** introduces experiential art and artists to architects, landscape architects, designers, real estate developers, and more
- Talks already underway with **potential partners/sponsors**
- Investments to be made in **operational staff and promotion**

Invest Today in Our Two Key Assets


Join an engaged community of brilliant creative professionals


Champion the leader of a data-driven global industry


Help make public art happen around the world

Aquarius by **Demiurge LLC**, Branson, Missouri; *TIERRA/EARTH* by **SpY Urban Art**, Madrid, Spain; *Whale in Love* by **STUDIOKC**, Kaohsiung, Taiwan

We are truly passionate about this creative community, therefore community ownership is central to our thinking. Join our mission to grow the public art industry, and learn more about what public art can do for your communities and your businesses!

Downloads

CODAworx Full Investment Deck.pdf